Exhibit 99.1

RECENT DEVELOPMENTS

Proposed Lease and OEM Supplier Restructuring

In January 2023, Azul S.A. (“Azul” or the “Company”) commenced negotiations with its aircraft lessors and aircraft and engine original equipment manufacturers (“OEMs”) aimed at obtaining the short-term deferral of certain lease payments and securing the long-term reprofiling of certain lease payments and other OEM-related payment obligations.

Azul’s proposals to restructure its obligations with certain aircraft lessors and OEMs contemplate (i) the elimination of lease payment obligations that had previously been deferred during the COVID-19 pandemic, (ii) a permanent reduction in lease payments from original contractual lease rates to agreed-upon current market rates, (iii) the deferral of certain payments to lessors and OEMs, as well as certain obligations under supplier agreements, and (iv) other concessions including improved end-of-lease compensation obligations and aircraft return conditions, the elimination of future maintenance reserves payments, and the negotiated early termination of certain aircraft leases.

On March 5, 2023, Azul announced that, subject to satisfaction of certain conditions, it had reached commercial agreements with lessors representing more than 90% of Azul’s aggregate payment obligations under its existing lease agreements. Each commercial agreement is subject to entering into binding definitive agreements which, in certain cases, may include entering into forbearance and/or deferral agreements prior to the execution of binding definitive agreements. Azul’s lessors have also generally conditioned the effectiveness of the restructuring of Azul’s obligations with lessors on the restructuring of certain of Azul’s debt obligations (which may be achieved through the consummation of the Exchange Offers (as defined below)), as well as the raising of additional debt or equity financing before or after consummation of the Exchange Offers. If the conditions to effectiveness of the restructured lease and other obligations are not satisfied, Azul would be required to comply with the terms of the existing lease agreements and agreements with OEMs, including resumption of payments under the original contractual payment rates and schedules.

In connection with this proposed restructuring, under the commercial agreements reached, Azul currently expects to issue to certain lessors and OEMs (i) approximately US$400 million in aggregate principal amount of senior unsecured notes maturing in 2030, and (ii) an equity instrument convertible into preferred shares in the amount of approximately US$600 million at a valuation of R$36.00 per preferred share. The new senior unsecured notes are expected to be issued by a wholly-owned subsidiary of Azul (which may be the Existing Notes Issuer (as defined below)) and are expected to be guaranteed by Azul and Azul Linhas Aéreas Brasileiras S.A. (“Azul Linhas”). The equity instrument is expected to be subject to a lock-up provision until the second half of 2024 and is expected to be released and convert in fourteen quarterly installments, starting at the end of the lock-up period and ending in the second half of 2027. The equity instrument is expected to include upside and downside limitations, whereby if the trading price of Azul’s preferred shares is lower than R$36.00 at the time of measurement, Azul would be required to compensate holders for the difference by issuing additional preferred shares or through cash settlement. If the trading price of Azul’s preferred shares is higher than certain thresholds, the number of preferred shares issuable pursuant to the equity instrument will be reduced, thereby lowering dilution to existing shareholders. Given its lock-up and conversion periods, and upside and downside limitations, Azul currently expects that the equity instrument will be temporarily recognized as a liability on its balance sheet.

On April 4, 2023, (i) Azul Linhas and certain lessors of aircraft (the “Relevant Lessors”) entered into a forbearance agreement (the “Forbearance Agreement”), and (ii) Azul Linhas, as lessee, Azul, as guarantor, and the Relevant Lessors entered into a global partial deferral agreement (the “Deferral Agreement”), in each case in connection with leases of 57 aircraft (the “Relevant Leases”). Pursuant to the Deferral Agreement, the Relevant Lessors agreed to defer certain payments due to be made by Azul Linhas between January 1, 2023 and June 30, 2023 under the Relevant Leases, which totaled US$114.3 million in rent and other amounts due and payable to the Relevant Lessors. Pursuant to the terms of the Deferral Agreement, the final payment of the deferred lease payments covered by the Deferral Agreement is scheduled to commence on July 1, 2023 with a payment of approximately US$50.0 million and is scheduled to be concluded by December 1, 2024. Pursuant to the Forbearance Agreement, the Relevant Lessors agreed to forbear from exercising certain rights arising in respect of defaults under the Relevant Leases until July 31, 2023, subject to certain conditions and the earlier termination of such forbearance in certain circumstances (including termination events related to Azul’s efforts to restructure its aircraft lease and debt obligations and debt capital markets instruments, as well as the raising of additional debt or equity financing).

Azul is in various stages of finalizing definitive binding documentation with lessors and OEMs to implement the commercial agreements referred to above. As of the date hereof, Azul is current on payments or has entered into binding forbearance agreements in connection with certain payment and other defaults, in each case, under aircraft leases that represent in aggregate approximately 80% of Azul’s aggregate payment obligations under its existing lease agreements.

In order for the proposed restructuring of Azul’s obligations with lessors and OEMs to become effective, Azul will be required to conclude binding definitive agreements with the relevant lessors and OEMs and Azul will be required to satisfy various conditions. If Azul is unable to satisfy such requirements and the conditions upon which the proposed restructuring is contingent, including restructuring certain of its debt obligations (which may be achieved through the consummation of the Exchange Offers) and the raising of additional debt or equity financing, Azul may seek to extend forbearance agreements, obtain further waivers, renegotiate the terms of its proposed restructuring or seek to comply with the original terms of the agreements which are subject to the proposed restructuring. There can be no assurance that Azul’s lessors or OEMs would not enforce contractual payment terms or otherwise exercise remedies in respect of such aircraft lease agreements or other financings and agreements.

Azul is also subject to risks associated with failure to comply with the covenants and restrictions contained in its financing agreements and other agreements. Many of such agreements contain events of default relating, among other things, to non-payment, cross-default, cross-acceleration and the restructuring, readjustment and rescheduling of debt. Failure to comply with such covenants and restrictions or the triggering of events of default, including as a result of the events and risks referred to herein, may result in counterparties enforcing the terms of agreements or exercising remedies under such agreements. In such circumstances, cross-default and/or cross-acceleration provisions in Azul’s financing and other agreements could be triggered, which could result in enforcement action being taken under such financings and other agreements. See also “Item 3. Key Information—D. Risk Factors—Risks Relating to our Business and the Brazilian Civil Aviation Industry—We may not be able to comply with the covenants and restrictions contained in our financing agreements, which could result in declaration of an event of default and acceleration of the maturity of indebtedness, causing an adverse effect on us” in Azul’s annual report on Form 20-F for the fiscal year ended December 31, 2022, as filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 20, 2023 (the “2022 Form 20-F”).

Exchange Offers and Solicitations of Consents

On June 13, 2023, Azul Investments LLP (the “Existing Notes Issuer”) launched: (i) an offer to exchange 5.875% Senior Notes due 2024 issued by Existing Notes Issuer (the “Existing 2024 Notes”) for 11.500% Senior Secured Second Out Notes due 2029 to be issued by Azul Secured Finance LLP (the “New Notes Issuer”) (the “New 2029 Notes”), and (ii) an offer to exchange 7.250% Senior Notes due 2026 issued by Existing Notes Issuer (the “Existing 2026 Notes” and, together with the Existing 2024 Notes, the “Existing Notes”) for 10.875% Senior Secured Second Out Notes due 2030 to be issued by the New Notes Issuer (together with the New 2029 Notes, the “New Notes”), in each case subject to the satisfaction or waiver of certain conditions (the “Exchange Offers”). There can be no assurance that the conditions to either or both of the Exchange Offers will be satisfied or waived, or that either or both of the Exchange Offers will be consummated. The Exchange Offers will be made only to certain eligible holders of Existing Notes. Simultaneously with the Exchange Offers, the Issuer is soliciting consents from eligible holders of the Existing Notes to certain proposed amendments to the terms of the Existing Notes.

We have entered into a Transaction Support Agreement (the “Transaction Support Agreement”) dated June 13, 2023, between Azul and certain of its subsidiaries and an ad hoc group of holders of Existing Notes (the “Supporting Noteholders”). Subject to the terms and conditions set forth in the Transaction Support Agreement, the Supporting Noteholders have agreed to tender their Existing Notes in the Exchange Offers and deliver consents to the proposed amendments to the terms of the Exchange Offers. The Supporting Noteholders represent 65.5% of the aggregate principal amount of the Existing 2024 Notes and 65.8% of the aggregate principal amount of the Existing 2026 Notes outstanding as of the date hereof.

The New Notes will be guaranteed by the Company and its subsidiaries Azul Linhas, IntelAzul S.A. (“IntelAzul”), ATS Viagens e Turismo Ltda. (“Azul Viagens”), Azul IP Cayman Holdco Ltd. (“IP Holdco”), and Azul

IP Cayman Ltd (“IP Co”). IP Holdco and IP Co will be exempted companies incorporated with limited liability under the laws of the Cayman Islands.

The New Notes will be secured on a “second out” basis by, among other assets, (i) certain receivables generated by the TudoAzul program (Azul Linhas’ loyalty program) and the Azul Viagens travel package business, (ii) certain intellectual property of the TudoAzul program and the Azul Viagens business, and (iii) certain intellectual property of Azul and certain of its subsidiaries (together, the “Shared Collateral”). If the Exchange Offers are consummated and the New Notes are issued, certain existing indebtedness and obligations of the Company and its subsidiaries will be secured by the Shared Collateral on a first lien basis, subject to the terms of an intercreditor agreement in connection with the Shared Collateral. The New Notes will also be secured by (i) certain receivables generated by the Azul Cargo business (Azul’s cargo transportation services business), and (ii) certain intellectual property of the Azul Cargo business (together, the “Azul Cargo Collateral” and together with the Shared Collateral, the “Collateral”). In addition, subject to certain conditions, additional indebtedness of the Company and certain of its subsidiaries is permitted to be secured by the Shared Collateral on a “first out” or “second out” basis and certain additional indebtedness of the Company and its subsidiaries is permitted to be secured by the Azul Cargo Collateral on a “first out” basis.

The purpose of the Exchange Offers is to refinance a portion of the Existing Notes in order to optimize Azul’s debt capital structure as part of the execution of its recapitalization strategy.

The offering of the New Notes pursuant to the Exchange Offers has not been and will not be registered under the Securities Act of 1933, as amended (the “Securities Act”). The New Notes may not be offered or sold absent registration under, pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. The New Notes will be offered for exchange only (i) to “qualified institutional buyers” as defined in Rule 144A under the Securities Act, and (ii) outside the United States, to persons other than “U.S. persons” as defined in Rule 902 under the Securities Act in compliance with Regulation S under the Securities Act.

Convertible Debentures Amendments

On October 26, 2020, Azul issued R$1,745.9 million in aggregate principal amount of convertible debentures (the “Convertible Debentures”). Certain of the Collateral intended to secure the obligations to be secured by the Collateral pursuant to the Exchange Offers (including the New Notes, the Convertible Debentures and certain lease obligations (the “Secured Lease Obligations”)) is currently pledged as collateral securing the Convertible Debentures. In addition, the terms of the Convertible Debentures require that a portion of the intellectual property intended to be contributed to IP Co continue to be held by IntelAzul. Furthermore, certain other terms of the Convertible Debentures would prevent Azul and its subsidiaries from consummating the Exchange Offers and issuance of the New Notes by the New Notes Issuer on the terms contemplated by the Exchange Offers. Therefore, in order for the Exchange Offers to be consummated and for the New Notes to be issued by the New Notes Issuer, certain amendments (the “Convertible Debentures Amendments”) are required to be made to the indenture (escritura de emissão de debêntures) governing the Convertible Debentures and certain collateral and other documents are required to be amended or replaced in respect of the Convertible Debentures in order for the Shared Collateral to secure the obligations to be secured by the Collateral pursuant to the Exchange Offers (including the New Notes, the Convertible Debentures and the Secured Lease Obligations).

Consummation of the Exchange Offers is conditional upon, among other things, the Convertible Debentures Amendments being implemented in accordance with the terms of the Convertible Debentures and the related agreements (the “Convertible Debentures Amendments Condition”). There can be no assurance that the Convertible Debentures Amendments Condition will be satisfied. The Convertible Debentures Amendments require the consent of holders of at least 75% of the aggregate principal amount of the Convertible Debentures to be obtained in a general meeting of holders of the Convertible Debentures (the “Debentureholder Meeting”).

Knighthead Capital Management, LLC (“Knighthead”) and Certares Management LLC (“Certares”) currently hold substantially all of the aggregate principal amount of the Convertible Debentures. On June 13, 2023, Azul entered into a debentureholder consent support agreement with an entity through which Knighthead and Certares hold the Convertible Debentures (the “Support Agreement”). Pursuant to the Support Agreement, subject to certain terms and conditions, the entity through which Knighthead and Certares hold the Convertible Debentures agreed, among other things, to (i) support the approval of the Convertible Debentures Amendments, (ii) be present (or be present via proxy) at the Debentureholder Meeting, (iii) vote (or cause to be voted) all of its Convertible Debentures in favor of the Convertible Debentures Amendments at the Debentureholder Meeting, and (iv) not transfer its Convertible Debentures prior to the conclusion of the Debentureholder Meeting.

As a condition to agreeing to enter into the Support Agreement and to vote in favor of the Convertible Debentures Amendments, Knighthead and Certares required that certain amendments be made to the commercial terms of the Convertible Debentures. Therefore, in addition to the Convertible Debentures Amendments that are a condition to the consummation of the Exchange Offers, the following additional amendments to the terms of the Convertible Debentures, among others, are proposed to be approved in the Debentureholder Meeting (each of which shall be effective as from the first closing date of the Exchange Offers):

•	The maturity date of the Convertible Debentures will be extended to October 26, 2028.
•	The New Notes Issuer, Azul Viagens, IntelAzul, IP Co and IP HoldCo will be added as guarantors of the Convertible Debentures.
•	The rate of interest payable on the Convertible Debentures will be 10.5% per annum, except that (i) with effect from the closing date of the first incurrence of permitted “first out” debt that is secured by the Collateral after the first closing date of the Exchange Offers (the “New First Priority Financing Closing Date”), the rate of interest payable on the Convertible Debentures will be the same rate of interest as the New First Priority Financing, and (ii) in the event that the New First Priority Financing Closing Date does not occur by September 30, 2023, the rate of interest payable on the Convertible Debentures will be a rate of interest per annum equal to the average yield to maturity on the New 2029 Notes for the 10 trading days prior to September 30, 2023 minus 200 basis points (i.e., 2.0%).
•	On the first interest payment date under the Convertible Debentures after the New First Priority Financing Closing Date (the “True-Up Date”), Azul or holders of the Convertible Debentures, as applicable, will make a payment to the other party (which may be netted against any other payment due on such date) to “true-up” such other party in an amount equal to the difference between the interest actually paid by Azul under the Convertible Debentures and the same rate of interest as the New First Priority Financing from the Closing Date to the True-Up Date; provided that if New First Priority Financing Closing Date has not occurred by September 30, 2023, neither party shall have any obligation to make any “true-up” payment.
•	Within a specified number of days following the New First Priority Financing Closing Date, Azul will be required to repurchase the equivalent of US$100.0 million in aggregate principal amount of the Convertible Debentures (plus PIK interest paid thereon) at a repurchase price equal to 120% of the principal amount thereof, and accrued and unpaid interest. PIK interest accrued and was paid as additional principal amount on the Convertible Debentures at a rate of 7.500% per annum based on a year with 360 days.
•	In the three months following the New First Priority Financing Closing Date, Azul shall have the right, exercisable at its sole discretion, to repurchase the equivalent of US$60.0 million in aggregate principal amount of the Convertible Debentures (plus PIK interest paid thereon) at a repurchase price equal to 130% of the principal amount thereof, and accrued and unpaid interest.
•	The conversion price applicable to the Convertible Debentures shall be amended to a new initial conversion price calculated as a 30% premium to the 20-day volume weighted average price of Azul’s preferred shares for the 20 trading days commencing on the earlier of (i) the New First Priority Financing Closing Date, and (ii) July 31, 2023; provided that the conversion price shall not exceed R$29.00 per preferred share and shall not be lower than R$20.00 per preferred share. In addition, certain amendments will be made to the anti-dilution protections provided in favor of the holders of the Convertible Debentures.

•	The Convertible Debentures will be amended to update and replace the existing collateral provisions to provide that (i) the Convertible Debentures are secured by the Shared Collateral, and (ii) the Convertible Debentures shall continue to be secured by (a) a fiduciary transfer (alienação fiduciária) in respect of specific equipment necessary for maintenance of our hangar at Viracopos airport, and (b) a fiduciary assignment (cessão fiduciária) in respect of the right of use of the hangar at Viracopos airport. In connection therewith, the Convertible Debentures will also be amended to remove an existing provision that permits certain collateral securing the Convertible Debentures to be released in certain circumstances.
•	The Convertible Debentures will be amended to remove the provision that, upon the occurrence of an event of default under the Convertible Debentures, Azul is required to pay to IntelAzul a license fee in respect of the relevant intellectual property in the amount of US$40.0 million per annum, payable monthly.
•	Unless the holders of the Convertible Debentures otherwise consent, Azul and its subsidiaries will only be entitled to incur the Indebtedness under a New First Priority Financing if (i) pricing or signing of the New First Priority Financing occurs no later than July 31, 2023, and (ii) Azul and its subsidiaries enter into binding framework agreements (or equivalent documents) for permanent amendments to leases and other obligations with certain of its aircraft lessors and original equipment manufacturers that are consistent with certain agreed principles, it being understood that the effectiveness of the proposed amendments shall be subject to the satisfaction of certain conditions that can only be satisfied after closing of the New First Priority Financing. The terms of the Convertible Debentures will also be amended to include certain additional restrictions on the incurrence of Indebtedness that can be secured by the Shared Collateral.
•	The terms of the Convertible Debentures will be amended to include make-whole fundamental change provisions that provide holders of the Convertible Debentures the right to require Azul to repurchase their Convertible Debentures at 100% of the principal amount thereof in connection with the occurrence of certain fundamental changes, including certain change of control transactions, certain merger and other transactions, certain events of liquidation or dissolution, or certain delisting events. In addition, the conversion price of the Convertible Debentures shall be amended to reflect a make-whole redemption premium for a conversion of the Convertible Debentures in connection with such fundamental change. In connection with the occurrence of certain public merger and acquisition transactions, subject to the consent of the holders of the Convertible Debentures, the Convertible Debentures will be amended, or the Convertible Debentures will be replaced with a new convertible or exchangeable bond, so that the underlying equity (i.e., the reference property) of the Convertible Debentures or such replacement convertible or exchangeable bond is the consideration received by Azul’s preferred shareholders in connection with such transaction. In connection with the addition of the aforementioned make-whole fundamental change provisions, the Convertible Debentures will be amended to remove any existing event of default under the Convertible Debentures that would be triggered upon any change of control or other fundamental change of the Azul or its subsidiaries.

Issuance of Non-Convertible Debentures

On June 1, 2023, Azul Linhas, as issuer, the Company, as guarantor, Vórtx Distribuidora de Títulos e Valores Mobiliários Ltda., as fiduciary agent for the holders of the debentures, and Raízen S.A, as intervening party, entered into an indenture (escritura de emissão de debêntures) in respect of the 11th issuance by Azul Linhas of non-convertible debentures in an aggregate principal amount of up to R$600.0 million (or US$118.1 million based on the commercial selling rate published by the Central Bank of Brazil on March 31, 2023, which was R$5.0804 per US$1.00). The offering of the debentures is being made to professional investors only, and is being made only within Brazil. There will be no offering or sale of the debentures in any jurisdiction other than Brazil.

The debentures are issued by Azul Linhas and guaranteed by the Company, and are secured over specified amounts of credit card receivables generated by Azul Linhas in respect of the purchase of airline tickets by customers. The maturity date of the debentures is June 1, 2024. The rate of interest on the debentures is equal to the CDI Rate plus 6.00% per annum. The “CDI Rate” is the daily average rate of inter-banking deposits, “over extra group,” expressed in annual percentage, calculated and published daily by the Brazilian Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão) (the “B3”). Interest on the debentures is payable monthly, together with certain monthly amortization payments of principal.

The net proceeds of the issuance of the debentures will be used exclusively to fund payments for fuel supplied to Azul Linhas by Raízen S.A., including the funding of payments made by Azul Linhas to Raízen S.A. since May 2, 2023 for the purchase of fuel. Raízen S.A. has agreed that if an event of default under the debentures occurs and is continuing, subject to certain cure periods, Raízen S.A. will be required to cease all supplies of fuel to Azul Linhas and its affiliates.

We currently expect that closing of the issuance of the debentures will occur during the week commencing June 12, 2023, subject to the terms of, and the satisfaction of certain conditions under, a best efforts placing pursuant to a distribution agreement dated June 2, 2023.

OPERATING AND FINANCIAL REVIEW

The following discussion of Azul’s results as of March 31, 2023 and for the three-month period ended March 31, 2023 and 2022, respectively, should be read in conjunction with (i) our 2022 Form 20-F and, in particular, “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects” and (ii) the unaudited interim condensed consolidated financial statements of Azul S.A. as of March 31, 2023 and for the three-month period ended March 31, 2023 and 2022, respectively, included as Exhibit 99.2 to this Report on Form 6-K. In this Report on Form 6-K, the terms “Azul,” “the Company,” “we,” “us” and “our” refer to Azul S.A., a sociedade por ações incorporated under the laws of Brazil, and its subsidiaries on a consolidated basis, unless the context requires otherwise.

Results of Operations

The financial data for the three-month period ended March 31, 2023 and 2022, respectively, set out in the table below are derived from our unaudited interim condensed consolidated financial statements included as Exhibit 99.2 to this Report on Form 6-K, which were prepared in accordance with IAS 34—Interim Financial Reporting, as issued by the International Accounting Standards Board.

	For the Three-Month Period Ended March 31,		Percent Change
	2023	2022
	(Unaudited)
	(in thousands of Brazilian reais)
Net revenue:
Passenger revenue	4,169,871	2,842,969	46.7%
Other revenues	308,457	350,072	(11.9)%
Total revenue	4,478,328	3,193,041	40.3%
Operating expenses:
Aircraft fuel	(1,673,402)	(1,188,966)	40.7%
Salaries and benefits	(537,472)	(434,221)	23.8%
Airport fees	(262,361)	(199,107)	31.8%
Passenger expenses	(195,596)	(132,970)	47.1%
Maintenance	(157,896)	(160,268)	(1.5)%
Advertising and publicity	(173,997)	(126,851)	37.2%
Depreciation and amortization	(567,653)	(522,038)	8.7%
Insurance	(19,398)	(18,768)	3.4%
Rental	(15,212)	(35,077)	(56.6)%
Other	(707,310)	(524,619)	34.8%
Total operating expenses	(4,310,297)	(3,342,885)	28.9%
Operating profit (loss)	168,031	(149,844)	n.a.
Financial result:
Financial income	53,466	48,914	9.3%
Financial expenses	(1,257,584)	(1,024,158)	22.8%
Derivative financial instruments, net	(274,972)	306,042	n.a.
Foreign currency exchange, net	574,418	3,486,094	(83.5)%
Financial result	(904,672)	2,816,892	n.a.
Net (loss) profit for the period	(736,641)	2,667,048	n.a.

The components of our results of operations for the three-month period ended March 31, 2023 compared to the three-month period ended March 31, 2022 are as described below.

In the three-month period ended March 31, 2023, we reported an operating profit of R$168.0 million, compared to an operating loss of R$149.8 million in the three-month period ended March 31, 2022. Our operating profit for the three-month period ended March 31, 2023 included non-recurring items, which include gains and expenses that management considers non-recurring in nature, mainly extraordinary and one-time events related to the

COVID-19 pandemic, such as: (i) employee layoffs and expenses related to flight cancellations and rescheduling and tax provisions, (ii) write-off of prepaid expenses losses due to the termination of maintenance contracts in 2022 and beginning of 2023, and (iii) fleet adjustments related to the restructuring of our obligations with lessors and OEMs (see “Recent Developments—Proposed Lease and OEM Supplier Restructuring”), including: (a) expenses and loss provisions recognized in relation to the return of aircraft and engines, (b) losses on maintenance reserves, (c) gains recognized due to the modification of lease agreements, (d) direct expenses related to consulting, financial advisor and legal fees, and (e) costs incurred in relation to unused fleet.

In the three-month period ended March 31, 2023, we reported a net loss of R$736.6 million, compared to a net profit of R$2,667.0 million in the three-month period ended March 31, 2022. The gain in 2022 was mainly driven by the appreciation of the Brazilian real against U.S. dollar, that resulted in the recognition of a foreign exchange gain of R$3,486.1 million in the first quarter of 2022.

The table below sets forth a breakdown of our net revenue and expenses on a per-ASK basis (“available seat kilometers,” or “ASKs,” represents aircraft seating capacity multiplied by the number of kilometers the aircraft is flown) for the periods indicated:

	For the Three-Month Period Ended March 31,		Percent Change
	2023	2022
	(per ASK in R$ cents)
Net revenue:
Passenger revenue	38.6	31.4	23.1%
Other revenues	2.9	3.9	(26.0)%
Net revenue	41.5	35.2	17.7%
Operating expenses:
Aircraft fuel	15.5	13.1	18.1%
Salaries and benefits	5.0	4.8	3.9%
Airport fees	2.4	2.2	10.6%
Passenger expenses	1.8	1.5	23.5%
Maintenance	1.5	1.6	(10.0)%
Advertising and publicity	1.6	1.4	15.1%
Depreciation and amortization	5.3	5.8	(8.7)%
Other	6.9	6.4	7.6%
Total operating expenses, net	39.9	36.7	8.6%

Total Revenue

Total revenue increased 40.3%, or R$1,285.3 million, to R$4,478.3 million in the three-month period ended March 31, 2023, from R$3,193.0 million in the three-month period ended March 31, 2022, as explained below.

The table below sets forth our passenger revenue and selected operating data for the periods indicated:

	For the Three-Month Period Ended March 31,		Percent Change
	2023	2022
Passenger revenue (in millions of Brazilian reais)	4,169,871.0	2,842,969.0	46.7%
Available seat kilometers (ASKs) (millions)	10,798.9	9,063.8	19.1%
Load factor (%)	79.6%	80.4%	(0.9)%
Passenger revenue per ASK (R$ cents) (PRASK)(1)	38.6	31.4	23.1%
Operating revenue per ASK (R$ cents) (RASK)(2)	41.5	35.2	17.7%
Number of departures	78,739.0	67,981.0	15.8%
Block hours	137,702.6	117,301.3	17.4%

(1)	PRASK - passenger revenue per available seat kilometer
(2)	RASK - revenue per available seat kilometers

Passenger Revenue

Passenger revenue increased 46.7%, or R$1,326.9 million, from R$2,843.0 million in the three-month period ended March 31, 2022 to R$4,169.9 million in the three-month period ended March 31, 2023, mainly due to (i) a 23.1% increase in PRASK compared to the three-month period ended March 31, 2022, which was enabled by our rational capacity deployment as shown by a 6.0% increase in domestic ASKs and a 120.7% increase in international ASKs, recovering from 2019 levels, and (ii) the sustainable competitive advantages of our business model of connecting Brazil as market leader in 94% of our routes as of December 31, 2022.

Other Revenues

Other revenues decreased 11.9%, or R$41.6 million, from R$350.1 million in the three-month period ended March 31, 2022 to R$308.5 million in the three-month period ended March 31, 2023. This decrease was mainly due to the 7.5% decrease in Azul Cargo’s revenue as a result of the redeployment of widebody aircraft from dedicated cargo operations to passenger service to take advantage of the faster-than-expected recovery in international passenger travel. For the three-month period ended March 31, 2023, we had a 33% share of cargo volume transported in Brazil, compared to 33% for the three-month period ended March 31, 2022, according to the Brazilian National Civil Aviation Agency (Agência Nacional de Aviação Civil), resulting from the support and the capillarity of our network provided to our cargo business.

Operating Expenses

Operating expenses increased 28.9%, or R$967.4 million, from R$3,342.9 million in the three-month period ended March 31, 2022, to R$4.310.3 million in the three-month period ended March 31, 2023, mainly due to (i) a 23.6% increase in fuel prices, and (ii) a 19.1% increase in our total capacity, in each case partially offset by a reduction in fuel burn, and cost reduction initiatives.

Aircraft Fuel. Aircraft fuel expenses increased 40.7%, or R$484.4 million, from R$1,189.0 million in the three-month period ended March 31, 2022, to R$1,673.4 million in the three-month period ended March 31, 2023, mainly due to (i) a 23.6% increase in fuel prices and (ii) a 19.1% increase in our total capacity, partially offset by a reduction in fuel burn as a result of our more efficient next-generation fleet.

Salaries and Benefits. Salaries and benefits increased 23.8%, or R$103.3 million, from R$434.2 million in the three-month period ended March 31, 2022, to R$537.5 million in the three-month period ended March 31, 2023, mostly due to a 19.1% increase in our total capacity, and the increase in salaries as a result of collective bargaining agreements with labor unions applicable to all airline employees in Brazil in 2023.

Airport Fees. Airport fees increased 31.8%, or R$63.3 million, from R$199.1 million in the three-month period ended March 31, 2022, to R$262.4 million in the three-month period ended March 31, 2023, primarily to due to the increase in our capacity, especially the 120.7% increase in international capacity, which drove higher fees, as airport fees for international flights are higher than for domestic flights.

Passenger expenses. Passenger expenses increased 47.1%, or R$62.6 million, from R$133.0 million in the three-month period ended March 31, 2022, to R$195.6 million in the three-month period ended March 31, 2023, primarily due to the resumption of Azul’s renowned onboard service after a two-year suspension due to the COVID-19 pandemic, a 15.8% increase in the number of departures, and the fact that inflation was higher in the three-month period ended March 31, 2023 than in the three-month period ended March 31, 2022.

Maintenance. Maintenance decreased 1.5%, or R$2.4 million, from R$160.3 million in the three-month period ended March 31, 2022, to R$157.9 million in the three-month period ended March 31, 2023, mostly due to savings from the insourcing of maintenance events and from the renegotiation of our engine maintenance agreements.

Advertising and publicity. Advertising and publicity increased 37.2%, or R$47.1 million, from R$126.9 million in the three-month period ended March 31, 2022, to R$174.0 million in the three-month period ended March 31, 2023, mostly driven by an increase in credit card fees and commissions as a result of a 46.7% growth in passenger revenue, and the increase in international traffic which generates higher distribution costs (mainly through higher commissions and global distribution system costs associated with international traffic).

Depreciation and Amortization. Depreciation and amortization increased 8.7%, or R$45.6 million, from R$522.0 million in the three-month period ended March 31, 2022, to R$567.7 million in the three-month period ended March 31, 2023, mostly driven by the increase in the size of our fleet compared to the first quarter of 2022.

Insurance. Insurance increased 3.4%, or R$0.6 million, from R$18.8 million in the three-month period ended March 31, 2022, to R$19.4 million in the three-month period ended March 31, 2023, mainly due to an increase in passenger traffic estimates in the three-month period ended March 31, 2023, as compared to the first quarter of 2022, as insurance premiums are based in part upon forward-looking estimates of passenger traffic levels.

Rental. Rental decreased 56.6%, or R$19.9 million, from R$35.1 million in the three-month period ended March 31, 2022, to R$15.2 million in the three-month period ended March 31, 2023, mainly due to cost savings from the renegotiation of our contracts.

Other. Other expenses increased 34.8%, or R$182.7 million, from R$524.6 million in the three-month period ended March 31, 2022, to R$707.3 million in the three-month period ended March 31, 2023, primarily due to the 19.1% increase in capacity and higher training expenses as we increased our operations in the first quarter of 2023, partially offset by a 44% reduction in our international cargo capacity, lower claims in the period, and the 0.7% average appreciation of the Brazilian real against the U.S. dollar. In the three-month period ended March 31, 2023, other operating expenses were also impacted by non-recurring items totaling R$294.4 million, due to the fleet adjustments related to the restructuring of our obligations with lessors and OEMs (see “Recent Developments—Proposed Lease and OEM Supplier Restructuring”), in addition to advisors’ fees and other related expense items, and a one-time adjustment related to an engine maintenance agreement terminated in the first quarter of 2023 which is expected to be replaced before the end of 2023, when this amount is expected to be reversed.

Operating Profit (Loss)

For the three-month period ended March 31, 2023, our operating profit was R$168.0 million, compared to an operating loss of R$149.8 million for the three-month period ended March 31, 2022, due to the factors described above.

Financial Results

Financial Income. Financial income increased 9.3%, or R$4.6 million, from R$48.9 million in the three-month period ended March 31, 2022, to R$53.5 million in the three-month period ended March 31, 2023, mostly due to an increase in interest on cash and cash equivalents and short-term investments which is mostly attributable to a 3.38% increase in the CDI Rate for the period, from an annual average of 10.3% on March 31, 2022 to an annual average of 13.7% on March 31, 2023.

Financial Expenses. Financial expenses increased 22.8%, or R$233.4 million, from R$1,024.2 million in the three-month period ended March 31, 2022, to R$1,257.6 million in the three-month period ended March 31, 2023, mainly due to (i) a 10.3% increase in interest expense on lease liabilities due to a higher incremental borrowing rate as a result of lease modifications and an increase in expenses incurred in connection with aircraft lease agreements, and (ii) the increase in the CDI Rate to an annual average of 13.65% on March 31, 2023.

Derivative Financial Instruments, Net. Derivative financial instruments, net, amounted to a gain of R$306.0 million for the three-month period ended March 31, 2022, and a net loss of R$275.0 million for the three-month period ended March 31, 2023, a variation of R$581.0 million, mostly due to fuel hedge losses recorded during the first quarter of 2023. As of March 31, 2023, Azul had hedged approximately 18% of its expected fuel consumption for the next twelve months by using forward contracts and options.

Foreign Currency Exchange, Net. The net currency exchange effect on our monetary assets and liabilities when remeasured into Brazilian reais decreased 83.5%, or R$2,911.7 million, from a gain of R$3,486.1 million in the three-month period ended March 31, 2022, to a gain of R$574.4 million, mainly due to the 2.6% appreciation of the

Brazilian real against the US dollar in the three-month period ended March 31, 2023, resulting in a decrease in lease liabilities and loans denominated in foreign currency.

Net (Loss) Profit

Net loss was R$736.6 million for the three-month period ended March 31, 2023, compared to net profit of R$2,667.0 million for the three-month period ended March 31, 2022, due to the factors described above.

Liquidity and Capital Resources

For information in connection with our proposed lease and OEM restructuring, the Exchange Offers, the Convertible Debenture Amendments, and the raising of additional debt or equity financing before or after consummation of the Exchange Offers, see “Recent Developments” above.

General

Our short-term liquidity requirements relate to the payment of operating costs, including aircraft fuel and salaries, payment obligations under our lease liabilities and loans and financing (including aircraft debt financing and debentures) and the funding of working capital requirements. Our medium and long-term liquidity requirements include equity payments for aircraft and debt financing, the working capital required to start up new routes and new destinations, and payment obligations under our borrowings and financings.

For our short-term liquidity needs, we rely primarily on cash provided by operations and cash reserves. For our medium and long-term liquidity needs, we rely primarily on cash provided by operations, cash reserves, working capital loans and bank credit lines including, but not limited to, bank loans, debentures and promissory notes.

In order to manage our liquidity, we review our cash and cash equivalents, short-term investments, and trade and other receivables on an ongoing basis. Trade and other receivables include credit card sales and accounts receivables from travel agencies and cargo transportation. Our accounts receivables are affected by the timing of our receipt of credit card revenues and travel agency invoicing. One general characteristic of the retail sector in Brazil and the aviation sector in particular is the payment for goods or services in installments via personal credit cards. Our customers may pay for their purchases in up to ten installments without interest. This is similar to the payment options offered by other airlines in Brazil. Once the transaction is approved by the credit card processor, we are no longer exposed to cardholder credit risk, and the payment is guaranteed by the credit card issuing bank in case of default by the cardholder. Since the risk of non-payment is low, banks are willing to advance these receivables, which are paid the same day they are requested. As a result, we believe our ability to advance receivables at any time significantly increases our liquidity position.

As of March 31, 2023, our total cash position consisting of cash and cash equivalents and short-term and long-term investments, was R$1,220.1 million, compared to R$2,581.4 million as of March 31, 2022. The cash position decreased mainly due to our continued deleveraging process with R$958.6 million in payments of loans and leases and R$765.5 million in supply chain financing repayment during the three-month period ended March 31, 2023 (with no corresponding payment during the three-month period ended Mach 31, 2022), as compared to R$1,123.6 million in payments of loans and leases during the three-month period ended March 31, 2022.

We believe that we will continue to be able to access equity and debt capital markets if and when necessary.

The information below does not reflect the expected impact of commercial agreements with lessors and suppliers to restructure debt and lease payments, subject to certain conditions. For more information about the commercial agreements reached with certain of our aircraft lessors and original equipment manufacturers, see the Current Report on Form 6-K furnished by us to the SEC on May 15, 2023 and “Recent Developments—Proposed Lease and OEM Supplier Restructuring” above.

Cash Flows

The table below presents our cash flows from operating, investing and financing activities for the periods indicated:

	For the Three-Month Period ended March 31,
	2023	2022
	(Unaudited)
	(in thousands of Brazilian reais)
Cash Flows
Net cash provided (used) by operating activities	1,043,153	(237,930)
Net cash used by investing activities	(81,779)	(226,983)
Net cash used by financing activities	(1,162,810)	(703,584)
Exchange rate changes on cash and cash equivalents	(562)	(47,531)
Decrease in cash and cash equivalents	(201,998)	(1,216,028)

Net Cash Provided (Used) by Operating Activities

Net cash provided by operating activities in the three-month period ended March 31, 2023 was R$1,043.2 million, compared to net cash used by operating activities of R$237.9 million in the three-month period ended March 31, 2022. The increase of the operating cash flows was mainly due to an increase in passenger revenue and increases in our ticket fares.

Net Cash Used by Investing Activities

Net cash used by investing activities was R$81.8 million in the three-month period ended March 31, 2023, compared to the net cash used by investing activities of R$227.0 million in the three-month period ended March 31, 2022. The decrease in cash used in investing activities is mostly related to a reduction in cash used in the acquisition of property and equipment from R$184.2 million in the three-month period ended March 31, 2022 to R$41.6 million in the same period in 2023 mainly due to lower maintenance services performed on owned aircrafts on the three-month period ended March 31, 2023 compared to the three-month period ended March 31, 2022.

Net Cash Used by Financing Activities

Net cash used by financing activities was R$1,162.8 million in the three-month period ended March 31, 2023, compared to R$703.6 million in the three-month period ended March 31, 2022. The increase in net cash used in financing activities was mainly due to an increase in the repayment of loans and financing, from R$83.1 million in the three-month period ended March 31, 2022 to R$322.4 million in the same period in 2023 and the R$727.4 million in supply chain financing repayment during the three-month period ended March 31, 2023, partially offset by a reduction in lease payments, from R$820.5 million in the three-month period ended March 31, 2022 to R$407.8 million in the three-month period ended March 31, 2023, as part of the commercial agreements negotiated with lessors (see “Recent Developments—Proposed Lease and OEM Supplier Restructuring”).

Exchange Rate Changes on Cash and Cash Equivalents

Exchange rate changes on cash and cash equivalents was R$0.6 million in the three-month period ended March 31, 2023, compared to exchange rate changes on cash and cash equivalents of R$47.5 million in the three-month period ended March 31, 2022, mainly due to the 2.6% end of period appreciation of the Brazilian real against the U.S. dollar on March 31, 2023, compared to the 15.1% end of period appreciation of the Brazilian real against U.S. dollar on March 31, 2022.

Loans and Financings

As of March 31, 2023, total loans and financing was R$23,144.8 million, compared to R$23,219.3 million as of December 31, 2022, which includes R$1,523.8 million of convertible debentures and R$14,500.1 million of lease liabilities. As of March 31, 2023, we had pledged collateral under loans and financing, and the outstanding amount under such loans and financing was R$2,563.3 million as of March 31, 2023.

The following table sets forth our short-term and long-term loans and financing in the periods indicated:

	March 31, 2023	December 31, 2022
	(in thousands of Brazilian reais)
Short-Term Debt
Local currency	740,964	669,307
Foreign currency (U.S. dollars)	585,348	427,168
Lease liabilities	4,578,717	4,025,948
Senior Notes	115,530	31,254
Total short-term debt	6,020,559	5,153,677
Long-Term Debt
Local Currency	495,081	639,102
Foreign currency (U.S. dollars)	1,627,367	1,651,887
Lease liabilities	9,921,373	10,556,885
Senior Notes	5,080,400	5,217,700
Total long-term debt	17,124,221	18,065,574
Total loans and financing	23,144,780	23,219,251

The following table sets forth the financial charges and balances of our aircraft and non-aircraft debt and excludes lease liabilities as of the periods indicated:

	Financial Charges		March 31, 2023	December 31, 2022
			(in thousands of Brazilian reais)
Aircraft financing(1)
In local currency (R$)	6.2%, SELIC + 5.5%	Monthly repayment	55,469	61,566
In foreign currency (US$)(1)	6.0%	Monthly and quarterly payment	738,329	730,673
Non-aircraft financing:
In foreign currency (US$)	1.0% to 7.3%	Monthly and semi-annual payment	5,146,542	5,193,618
In local currency (R$)	2.9%, CDI Rate + 3.9%	Monthly and quarterly payment	684,436	499,672
Debentures (R$)	CDI Rate + 5%	Quarterly	496,139	747,170
Convertible debenture (R$)	6.0%	Semi-annual payment	1,523,775	1,403,719
			8,644,690	8,636,418

(1)	Aircraft financing includes lease liabilities and financing agreements with respect to our aircraft, flight simulators and related equipment.

As of March 31, 2023, we had 174 leased aircraft and engines without a purchase option with an aggregate balance of R$13,652.4 million and 40 owned and leased aircraft and engines with a purchase option, with an aggregate outstanding balance of R$643.9 million, with the underlying aircraft serving as security and 19 owned aircraft, which are in property, plant and equipment at the net amount of depreciation of R$1,675.5 million. Of our passenger contractual fleet of 193 aircraft, four aircraft with turboprop propulsion manufactured by Avions de Transport Régional G.I.E. are subleased to TAP – Transportes Aéreos Portugueses, SGPS, S.A. (“TAP”), and three Embraer E1s are subleased to Breeze Airways, a related party, as of March 31, 2023.

Our financing agreements, aircraft finance leases and certain other material agreements contain customary financial and other covenants, restrictions and events of default, including events of default relating to non-payment, cross-default, cross-acceleration, change of control, and certain events relating to insolvency, restructuring, readjustment and rescheduling of debt.

Capital Expenditures

Our gross capital expenditures (acquisitions of property, equipment and intangibles) for the three-month period ended March 31, 2023 and 2022, totaled R$81.8 million, and R$226.9 million, respectively. Most of these expenditures related to the capitalization of engine overhaul events and acquisition of spare parts. Other capital expenditures include IT systems and related facilities. Our gross capital expenditures decreased 64.0% in the three-month period ended March 31, 2023 compared to the three-month period ended March 31, 2022, mostly due to a reduction of capital expenditure on new aircraft entering our fleet.

We typically hold our aircraft under leases or aircraft loans. Although we believe financing should be available for all of our future aircraft deliveries, we cannot assure you that we will be able to secure them on terms attractive to us, if at all. To the extent we cannot secure these and other financing, we may be required to modify our aircraft acquisition plans or incur higher than anticipated financing costs. We expect to meet our operating obligations as they become due through available cash, internally generated funds and credit lines. We believe that our cash provided by operations and our ability to obtain financing (including through finance leases and aircraft debt-financing), by already approved lines of credit with financial institutions, as well as our ability to obtain operating leases and issue debentures in the Brazilian capital market, will enable us to honor our current contractual and financial commitments.

In January 2023, Azul commenced negotiations with its aircraft lessors and aircraft and engine OEMs aimed at obtaining the short-term deferral of certain lease payments and securing the long-term reprofiling of certain lease payments and other OEM-related payment obligations. For information in connection with our proposed lease and OEM restructuring, the Exchange Offers, and the Convertible Debenture Amendments, see “Recent Developments” above.

Quantitative and Qualitative Disclosures About Market Risk

General

Market risk is the risk that the fair value of future cash flows of a financial instrument fluctuates due to changes in market prices. Any such changes may adversely affect the value of our financial assets and liabilities or our future cash flows and results of operations. We have entered into derivative contracts and other financial instruments for the purpose of hedging against variations in these factors.

We have also implemented policies and procedures to evaluate such risks and approve and monitor our derivative transactions. Our risk management policy was implemented on April 14, 2011 and was revised on March 9, 2020. It is our policy not to participate in any trading of derivatives for speculative purposes. We measure our financial derivative instruments at fair value which is determined using quoted market prices, standard option valuation models or values provided by the counterparty.

Outstanding financial derivative instruments expose us to credit loss in the event of nonperformance by the counterparties to the agreements. The counterparties to our derivative transactions are major financial institutions with strong credit ratings, and we do not expect the counterparties to fail to meet their obligations. We do not have significant exposure to any single counterparty in relation to derivative transactions, and we believe the credit exposure related to our counterparties is negligible.

Market risk includes three types of risk: interest rate, foreign currency and commodity price risk. The sensitivity analyses provided below do not consider the effects that such adverse changes may have on overall economic activity, nor does it consider additional actions we may take to mitigate our exposure to such changes.

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument fluctuates due to changes in market interest rates. Our exposure to the risk of changes in market interest rates refers primarily to long-term obligations (including lease liabilities and other financing) subject to variable interest rates. To manage this risk, we engage in interest rate swaps, whereby we agree to exchange at specified intervals the difference between the values of fixed and variable interest rates calculated based on the notional principal amount agreed between the parties. As of March 31, 2023, we had swap contracts to hedge against the effect of fluctuations in interest rates on part of payments for leases.

We utilize swap contracts designated as hedges to protect us from fluctuations on part of the payments of lease liabilities and loans and financing in foreign currency. The swap contracts are used to hedge the risk of variation in interest rates tied to contractual commitments executed. The essential terms of the swap contracts were agreed to be coupled with the terms of the hedged loans and financing and lease commitments.

As of March 31, 2023, we had swap contracts to hedge against the effect of fluctuations in interest rates on part of payments for finance leases. In the three-month period ended March 31, 2023, we recognized a total loss from interest hedge transactions in the amount of R$34.1 million, compared to total gain R$23.1 million in the three-month period ended March 31, 2022.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument fluctuates due to changes in foreign exchange rates. Our exposure to the risk of changes in exchange rates refers primarily to loans and lease liabilities indexed to the U.S. dollar (net of investments in U.S. dollars), maintenance reserves and to our TAP bonds denominated in Euros. Also, slightly over half of our operating expenses are either payable in or affected by the U.S. dollar, such as aviation fuel, aircraft operating lease payments and certain flight hour maintenance contract payments. Therefore, according to our risk policy, we may enter into currency forward contracts for periods with a currency exposure of up to 12 months.

Additionally, as part of our international operations, we maintain offshore bank accounts in U.S. dollars that serve as natural hedges. As of March 31, 2023, we held a U.S. dollar balance of cash and cash equivalents and short-term investments of R$16.7 million.

We constantly monitor the net exposure in foreign currency and evaluate the possibility of contracting hedge transactions to protect the non-operating cash flow, projecting for a maximum period of up to 12 months, and a longer term if deemed appropriate, to minimize its exposure. During the three-month period ended March 31, 2023, we recognized losses on foreign exchange derivative transactions in the amount of R$24.6 million, compared to gains of R$43.3 million in the three-month period ended March 31, 2022.

Commodity Price Risk

The volatility of aviation fuel prices is one of the most significant market risks for airlines. For the three-month periods ended March 31, 2023 and 2022, aviation fuel accounted for 38.9% and 35.6%, respectively, of our operating expenses, which are linked or denominated in U.S. dollars. The pricing of aviation fuel is volatile and cannot be predicted with any degree of certainty, as it is subject to many global and geopolitical factors. For example, oil prices experienced substantial variances beginning in 2009 and through June 2018. In addition, largely as a result of the war between Russia and Ukraine, Brent oil prices sharply increased from about US$75 per barrel at the end of 2021 to US$128 per barrel on March 8, 2022. As of March 31, 2023, the Brent oil price was US$77 per barrel. Airlines often use WTI crude or heating oil future contracts to protect their exposure to jet fuel prices. We attempt to mitigate fuel price volatility primarily through derivative financial instruments or a fixed price agreement with our suppliers.

Credit Risk

Credit risk is inherent to Azul’s operating and financial activities, mainly disclosed in cash and cash equivalents, long-term investments, accounts receivable, aircraft sublease, security deposits and maintenance reserves. Financial assets classified as cash and cash equivalents and long-term investments are deposited with counterparties that have a minimum investment grade rating in the assessment made by S&P Global Ratings, Moody’s or Fitch (between AAA and A+).

Credit limits are established for all Azul’s customers based on internal classification criteria and the carrying amounts represent the maximum credit risk exposure. Outstanding receivables from customers are frequently monitored by Azul and, when necessary, allowances for expected credit losses are recognized.

Derivative financial instruments are contracted by Azul on the over-the-counter market (OTC) from counterparties with a minimum investment grade rating, or on commodities and futures exchanges (the B3 and The New York Mercantile Exchange), which substantially mitigates the credit risk. Azul assesses the risks of counterparties in financial instruments and diversifies its exposure periodically.

Liquidity Risk

The maturity schedules of our consolidated financial liabilities as of March 31, 2023, are as follows:

	Contractual Cash Flow
Description	Carrying Amount	Total	Until 1 year	From 2 to 5 years	After 5 years
	(in thousands of Brazilian reais)
Loans and financing	8,644,690	10,918,703	1,989,984	8,928,719	—
Leases	14,500,090	26,050,307	3,832,958	13,690,719	8,526,630
Accounts Payable	3,118,899	3,118,899	2,715,650	387,608	15,641
Airport fees	1,538,620	1,538,620	1,033,688	178,680	326,252
Insurance payable	62,798	62,798	62,798	—	—
Derivative financial instruments	139,941	139,941	139,941	—	—
	28,005,038	41,829,268	9,775,019	23,185,726	8,868,523

The above balances do not reflect the renegotiations signed by Azul after March 31, 2023. See “Recent Developments.”

Sensitivity Analysis

Our sensitivity analysis measures the impact of interest rate risk, foreign currency risk, and commodity price risk on the results of operations considering two different scenarios: (i) the adverse scenario, which assumes that the relevant interest rate, foreign currency or fuel price will worsen by 25% and (ii) the remote scenario, which assumes that relevant interest rate, exchange rate or fuel price will worsen by 50%.

			As of March 31, 2023
			(Unaudited)
Risk Factor	Financial Instrument	Risk	Adverse Scenario	Remote Scenario
			(in thousands of Brazilian reais)
Financing	Interest rate	CDI Rate	(38,948)	(77,897)
Financing	Interest rate	LIBOR	(4,167)	(8,334)
Financing	Interest rate	SOFR	(2,904)	(5,809)
Assets	Exchange rate	Euro rate decrease	(192,450)	(384,900)
Liabilities and aircraft leases	Exchange rate	U.S. dollar rate increase	(5,800,638)	(11,601,276)
Aircraft fuel	Cost per liter	Fuel price	(418,351)	(836,701)